Relates to Form SB-2
                                                      Registration No. 333-93859
                                              Filed under Rule 424(b)(3) and (c)


                           SUPPLEMENT TO PROSPECTUS OF
                       NEUROBIOLOGICAL TECHNOLOGIES, INC.

         The following information supplements the prospectus, dated January 21, 2000, of Neurobiological Technologies, Inc. related to 5,434,700 shares of its Common Stock and 2,604,880 shares of its Common Stock issuable upon exercise of warrants. This statement should be read in conjunction with the prospectus.

                THE DATE OF THIS SUPPLEMENT IS FEBRUARY 25, 2000

I. UNAUDITED FINANCIAL INFORMATION

         The financial data presented below for the three and six months ended, and as of, December 31, 1999 and for the three and six months ended December 31, 1998, and for the period from August 27, 1987 (inception) through December 31, 1999 is derived from our unaudited consolidated financial statements. Such unaudited consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary and of a normal recurring nature to present fairly the operating results for the interim periods reported. The results of operations for the three months ended December 31, 1999 are not necessarily indicative of the results to be expected for the fiscal year ending June 30, 2000. Our balance sheet data as of December 31, 1999 is derived from our unaudited consolidated financial statements. This information should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in the prospectus.

         The following information was included in our quarterly report on Form 10-Q for the three months ended December 31, 1999, as filed with the Securities and Exchange Commission on February 14, 2000.

                                NEUROBIOLOGICAL TECHNOLOGIES, INC.
                                   (A development stage company)


                                     CONDENSED BALANCE SHEETS

                                            (Unaudited)
                                                                     December 31,       June 30,
                                                                        1999              1999
                                                                  -------------------------------
ASSETS

Current assets:
   Cash and cash equivalents                                        $  2,306,980    $    201,202
   Prepaid expenses and other                                             31,399          43,833
                                                                  -------------------------------

      Total current assets                                             2,338,379         245,035

Property and equipment, net                                                3,139           3,796
                                                                  -------------------------------

                                                                    $  2,341,518    $    248,831
                                                                  ===============================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable and accrued expenses                            $    796,825    $    934,839
   Note payable to shareholder                                                --         200,000
                                                                  -------------------------------
         Total current liabilities                                       796,825       1,134,839

Stockholders' equity:
   Convertible  preferred stock, $.001 par value,
     25,000,000 shares authorized, 2,332,000 outstanding
     at December 31, 1999 and June 30, 1999                            1,166,000       1,166,000

   Common stock, $.001 par value, 25,000,000
     shares authorized, 13,275,501 and 7,563,575
     outstanding at December 31, 1999 and June 30,
     1999, respectively                                               34,045,978      29,985,352

   Deficit accumulated during development stage                      (33,667,285)    (32,037,360)
                                                                  -------------------------------

Total stockholders' equity                                             1,544,693        (886,008)
                                                                  -------------------------------

                                                                    $  2,341,518    $    248,831
                                                                  ===============================

See accompanying notes.

                                                3

                                              NEUROBIOLOGICAL TECHNOLOGIES, INC.
                                                (A development stage company)


                                              CONDENSED STATEMENTS OF OPERATIONS
                                                         (Unaudited)


                                                                                                                Period from
                                               Three months ended               Six months ended            August 27, 1987
                                                   December 31,                   December 31,                  (inception)
                                        --------------------------------------------------------------              through
                                                 1999           1998             1999           1998      December 31, 1999
                                        ------------------------------------------------------------------------------------
REVENUES
   License                                $        --     $       --      $        --    $        --           $  2,100,000
   Grant                                           --             --               --             --                149,444
                                        ------------------------------------------------------------------------------------

      Total revenue                                --             --               --             --              2,249,444

EXPENSES
   Research and development                   625,469        619,104        1,161,407      1,059,677             26,230,093
   General and administrative                 245,027        333,170          491,734        555,206             11,888,306
                                        ------------------------------------------------------------------------------------

      Total expenses                          870,496        952,274        1,653,141      1,614,883             38,118,399

Operating loss                               (870,496)      (952,274)      (1,653,141)    (1,614,883)           (35,868,955)

Interest income                                21,695         11,714           23,216         34,722              2,201,670
                                        ------------------------------------------------------------------------------------


NET LOSS                                  $  (848,801)    $ (940,560)     $(1,629,925)   $(1,580,161)          $(33,667,285)
                                        ====================================================================================

BASIC & DILUTED
   NET LOSS PER SHARE                     $     (0.07)    $    (0.12)     $     (0.17)   $     (0.21)
                                        =================================================================

Shares used in basic & diluted
    net loss per share calculation         11,518,777      7,553,699        9,604,432      7,553,699
                                        =================================================================

See accompanying notes.

                                                              4

                                           NEUROBIOLOGICAL TECHNOLOGIES, INC.
                                              (A development stage company)

                                           CONDENSED STATEMENTS OF CASH FLOWS
                                                       (Unaudited)


                                                               Six months ended               Period from
                                                                 December 31,             August 27, 1987
                                                        ----------------------------  (inception) through
                                                              1999          1998        December 31, 1999
                                                        -------------------------------------------------
OPERATING ACTIVITIES:
Net loss                                                 $ (1,629,925) $ (1,580,161)        $(33,667,285)
Adjustments to reconcile net loss to net cash
used in operating activities:
   Depreciation and amortization                                  657        32,619              638,863
   Issuance of common stock and warrants
     for license rights and services                               --            --              139,775
   Changes in assets and liabilities:
     Prepaid expenses and other                                12,434        11,530              (31,399)
     Accounts payable and accrued expenses                   (138,014)       34,649              796,825
                                                        -------------------------------------------------

Net cash used in operating activities                      (1,754,848)   (1,501,363)         (32,123,221)
                                                        -------------------------------------------------


INVESTING ACTIVITIES:
Purchase of investments                                            --            --          (33,839,678)
Sale of investments                                                --            --           33,839,678
Purchases of property and equipment, net                           --            --             (358,940)
Additions to patents and licenses                                  --            --             (283,062)
                                                        -------------------------------------------------
   Net cash (used in) provided by
     investing activities                                          --            --             (642,002)



FINANCING ACTIVITIES:
Proceeds of short-term borrowings                            (200,000)           --              235,000
Issuance of common stock, net                               4,060,626            --           26,679,121
Issuance of preferred stock, net                                   --            --            8,158,082
                                                        -------------------------------------------------
   Net cash provided by financing activities                3,860,626            --           35,072,203

Increase (decrease) in cash and
   cash equivalents                                         2,105,778    (1,501,363)           2,306,980

Cash and equivalents at beginning of period                   201,202     2,020,886                   --
                                                        -------------------------------------------------

Cash and equivalents at end of period                    $  2,306,980  $    519,523         $  2,306,980
                                                        =================================================

See accompanying notes.

                                                     5

NEUROBIOLOGICAL TECHNOLOGIES, INC.
(A development stage company)
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)
December 31, 1999

NOTE 1-BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

         The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Item 310(b) of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three month period ended December 31, 1999 are not necessarily indicative of the results that may be expected for the year ended June 30, 2000. For further information, refer to the financial statements and footnotes included in the Company's Form 10-KSB for the fiscal year ended June 30, 1999.

         The Company raised approximately $4.2 million in gross proceeds from a private placement of its securities at $4.00 per unit completed in November 1999. Each unit consisted of five shares of common stock and a five-year warrant to purchase two shares of common stock exercisable at $1.75 per share. In November 1999, the Company repaid the outstanding principal and interest on loan from Merz + Co. GmbH & Co. ("Merz") in the aggregate amount of approximately $1.2 million.

         The Company believes that its available cash and cash equivalents of $2.3 million as of December 31, 1999 will be adequate to fund its operations through this fiscal year ending June 30, 2000. The Company will need to raise substantial additional capital to fund subsequent operations beyond the fiscal year ending June 30, 2000. The Company intends to seek funding through public or private financings, collaborative or other arrangements with corporate partners, or from other sources. However, there can be no assurance that funding will be available on favorable terms from any of these sources, if at all. If such funding is unavailable, the Company will be required to delay, scale back, or eliminate one or more of its research, discovery, or development projects, including clinical trials, and to make future reductions in workforce. The Company will also need to consider obtaining funds through entering into arrangements with collaborative partners or others which may require the Company to relinquish rights to certain of its technologies, product candidates or products that the Company would not otherwise relinquish, and other restructuring alternatives, including the license or sale of certain of its assets and technology, discontinuing operations or liquidation.

BASIC AND DILUTED NET LOSS PER SHARE

         Net loss per share is presented under the requirements of Financial Accounting Standards Board ("FAS") No. 128, "Earnings per Share". Basic loss per share is computed based on the average shares of common stock outstanding and excludes any options, warrants, and convertible securities. Potentially dilutive securities, such as options, warrants, and convertible preferred stock, have also been excluded from the computation of diluted net loss per share as their effect is antidilutive.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

         Statements in this "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this Form 10-QSB that are not historical are forward-looking statements and are subject to a number of risks and uncertainties which could cause actual results to differ materially from those discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those set forth under "Other Factors That May Affect Our Operations." These forward looking statements represent the Company's judgment as of the date hereof. The Company disclaims, however, any intent or obligation to update these forward looking statements.

OVERVIEW

         Neurobiological  Technologies,  Inc.  ("NTI,"  "we," "us," "our" or the
"Company") is an emerging drug development company focused on the clinical development and regulatory approval of neuroscience drugs. We develops neuroprotective and neuromodulatory agents to treat progressive neurological impairments characteristic of various nervous system disorders, including diabetic neuropathy, brain cancer, and AIDS dementia syndrome.

         Our strategy is to in-license and develop early stage drug candidates that target major medical needs and which can be rapidly commercialized. Our experienced management team oversees the human clinical trials necessary to establish preliminary evidence of efficacy and seeks partnerships with pharmaceutical and biotechnology companies for late-stage development and marketing of our product candidates.

         During the quarter ending December 31, 1999, we completed a Phase II human clinical testing for Memantine, an orally available compound which appears to restore the function of impaired neurons by modulation activity of the N-methyl-d-aspartate ("NMDA") receptor, integral to the membranes of such cells. Such restoration of function appears to inhibit injured or damaged neurons from firing abnormally, a pathological process associated with many neurological conditions, including dementia, Alzheimer's disease, neuropathic pain
(persistent pain resulting from abnormal signals to the brain) and AIDS dementia. In January 2000, we announced that the preliminary results of our 421 patient Phase IIB clinical trial of Memantine as a treatment for painful diabetic neuropathy showed that subjects receiving 40 mg dosages of Memantine had a statistically significant reduction in nighttime pain intensity compared to subjects receiving placebo at the end of eight weeks. Although positive trends were seen in the groups treated with 20 mg of Memantine compared to placebo, no statistical significance was observed. We are currently completing analysis of the trial data. We expect to present further trial results at the 52nd Annual Meeting of the American Academy of Neurology in San Diego, April 29
- May 6, 2000.

         In October 1999, we announced that our alliance partner, Merz + Co. GmbH & Co., had concluded two major Phase III trials in vascular dementia with Memantine and that the initial results look promising. A total of 900 patients were enrolled in multiple sites in the UK and France. The trial was designed to investigate improvements in cognition, a major focus of drug therapy for dementia. Merz plans to disclose data from the trials at the International Stockholm/Springfield Symposium on Advances in Alzheimer's Therapy Conference to be held in Stockholm in April 2000. Merz's Phase III program for Memantine as a treatment for Alzheimer's disease in the United States is continuing.

         Memantine has been marketed by Merz in Germany since 1989 with the labeling "dementia syndrome." NTI and Merz are currently assisting each other to advance our respective clinical development programs by sharing scientific information and clinical trial data. We are also seeking a marketing agreement for Memantine with a large pharmaceutical company.

         Memantine is also currently being evaluated as a treatment for AIDS-related dementia in a Phase II human clinical trial funded by the National Institutes of Health ("NIH"). The trial is being conducted by AIDS Clinical Trials Group ("ACTG"), and is designed to evaluate Memantine's ability to reduce symptoms of dementia and neuropathic pain in patients with AIDS. The ACTG has also implemented a protocol permitting open-label dosing for up to 60 weeks following the double blinded phase of the trial. This open-label phase will provide data on the long-term safety of Memantine. We are supplying Memantine for the trial and will have the right to use the resulting data for the commercial development of Memantine for that indication.

         We are also developing XERECEPT(TM), a synthetic preparation of the natural human peptide Corticotropin-Releasing Factor, as a treatment for brain swelling due to brain tumors (peritumoral brain edema). XERECEPT received orphan drug designation for this indication by the FDA.

         We raised approximately $4.2 million in gross proceeds from a private placement of our securities at $4.00 per unit completed in November 1999. Each unit consisted of five shares of common stock and a five-year warrant to purchase two shares of common stock exercisable at $1.75 per share. Approximately $1.2 million of the proceeds were used to repay the outstanding principal and interest on loan from Merz; the remainder is being used to fund our operations including late-stage clinical development of Memantine.

         Since 1987 when NTI was founded, we have applied a substantial portion of our resources to our research and development programs. We are a development stage company, have not received any revenue from the sale of products, and do not anticipate receiving revenue from the sale of products in the near future. We have incurred losses since our inception and expects to incur substantial, increasing losses due to ongoing and planned research and development efforts.

RESULTS OF OPERATIONS

         Our research and development expenses increased to approximately $625,000 in the three months ended December 31, 1999 from approximately $619,000 in the same period of the prior year. General and administrative expenses decreased to approximately $245,000 in the three months ended December 31, 1999 from $333,000 in the three months ended December 31, 1998. The decrease was primarily due to lower facility, investor relations and employee related costs. Interest income increased to $22,000 in the three months ended December 31, 1999 from $12,000 in the same period of the prior year primarily due to higher average cash balances as a result of shares sold in the private placement completed in November 1999.

         We expect to incur substantial ongoing costs primarily for Phase II and Phase III clinical trials for our development programs and related administrative support. If we obtain financing to continue operations beyond the current fiscal year, we expect that our expenditures will continue to increase as our products move through Phase II and Phase III clinical trials.

LIQUIDITY AND CAPITAL RESOURCES

         From inception through December 31, 1999, we have raised a total of $35.1 million in net proceeds from the sale of common and preferred stock.

         We believe our available cash and cash equivalents of $ 2.3 million as of December 31, 1999 will be adequate to fund our operations through the fiscal year ending June 30, 2000. We will need to raise substantial additional capital to fund subsequent operations beyond June 30, 2000. We intend to seek funding through public or private financings, collaborative or other arrangements with corporate partners, or from other sources. There is a risk that we may not be able to obtain the additional financing from any of these sources, or, if financing is available, that it will be available on acceptable terms. In addition, we may seek to raise additional funds whenever market conditions permit. Raising additional funds through issuing equity securities may result in significant dilution to our existing stockholders.

         If we are not able to raise adequate funds, we may be required to delay, scale back, or terminate our clinical trials, or to obtain funds through entering into arrangements with collaborative partners or others. Such arrangements may require us to give up additional rights to our technology, product candidates or products.

         Our future capital requirements will depend on a number of factors, including:

     o the amount of royalties received from Merz for future sales of Memantine;

     o   the progress of our clinical development programs;

     o   the time and cost involved in obtaining regulatory approvals;

     o the cost of filing, prosecuting, defending, and enforcing patent claims and other intellectual property rights;

     o   competing technological and market developments;

     o   our ability to establish collaborative relationships;

     o   the development of commercialization activities and arrangements; and

     o   the purchase of additional capital equipment.

IMPACT OF YEAR 2000 ISSUE

         Year 2000 ("Y2K") exposure is the result of computer programs using two instead of four digits to represent the year. These computer programs may erroneously interpret dates beyond the year 1999, which could cause system failures or other computer errors, leading to disruptions in operations. Our computer systems have so far functioned properly with regard to Y2K.